Mail Stop 4561

October 9, 2007

Austin L. Roberts, III
President and Chief Executive Officer
Bay Banks of Virginia, Inc.
100 South Main Street
Kilmarnock, Virginia 22482

      RE: **Bay Banks of Virginia, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 23, 2007
              File No. 000-22955

Dear Mr. Roberts,

      We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

Note 2, Unidentifiable Intangibles, page 34

1. Please tell us in detail how amounts originally identified as core deposit intangibles upon the acquisition of branches were subsequently identified as unidentifiable assets upon the implementation of SFAS 147, clarifying your basis for ceasing amortization of these assets.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comment and provide any requested information. Please file your response letter on

EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant